Mail Stop 3561

				July 5, 2005

By Facsimile and U.S. Mail

Mr. Ian Bourne
Chief Financial Officer
TransAlta Corp
110-12th Avenue SW
PO Box 1900 Station M
Calgary, AB T2P 2M1

		Re:	TransAlta Corporation
			Form 40-F for the year ended December 31, 2004
			Filed April 1, 2005
			File No. 1-15214

Dear Mr. Bourne:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Where a comment below requests additional disclosures or other revisions to be made, please show us what the revisions will look like in your supplemental response. These revisions should be included in your future filings. The page numbers referenced below correspond to your 2004 Annual Report.





Form 40-F for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis - Significant Events - Sale of
Meridian Cogeneration Facility, page 28

1. We note that you recorded a $17.7 million gain associated with the sale of the Meridian Cogeneration Facility. We further note that you have a continuing ownership interest in TransAlta Cogeneration, L.P.
Please explain if the gain that you recorded takes into consideration your continuing ownership interest in this entity. Also, please explain how you accounted for the TA Cogen units that were issued in connection with the purchase of the Meridian Facility.

2. Please describe to us, and prospectively disclose, your accounting policy with respect to dilution gains associated with your investment in TransAlta Power L.P. In this regard we note that you had previously deferred $119.8 million of such dilution gains associated with your investment in this entity. Please provide a history of all dilution transactions associated with TransAlta Power L.P. and explain how you accounted for these transactions. Please reference applicable accounting literature used with respect to this issue. Based on the information provided, it appears the dilution gains may be analogous to a SAB 51 transaction, please clarify. Please supplement your response with a reconciliation to the changes in footnote thirteen entitled Non-Controlling Interests regarding TransAlta Power`s limited partnership interest in TransAlta Cogeneration L.P. We may have further comment.

Operations, Maintenance and Administration Expense, page 37

3. Please explain the reversal of the pension over-accrual of
$10.1
million that you disclose. In this regard, SFAS No. 87 specifies that the net gain or loss resulting from the assumptions or estimates used differing from actual experience be deferred and amortized in future periods.

Note 1. Summary of Significant Accounting Policies, page 67

4. Please identify, quantify and disclose to us amounts related to all of your equity method investments.

Note 7. Property, Plant and Equipment, page 78

5. We note your significant investment in gas generation plants. In this regard, explain to us what consideration you have given to increasing gas costs, and negative incremental spark spreads. In particular, for gas generation plants not selling power under long term contracts, explain to us what consideration you have given to plant impairment.

Note 19.  Financial Risk Management, page 91

6. You disclose that the corporation has designated U.S. dollar denominated long-term debt as a hedge of your net investment in U.S.
and Mexico operations. We assume that your Mexico operations are U.S. functional entities, if not, please clarify. We may have further comment.

7. Please explain in detail the hedge associated with selling US dollars and purchasing New Zealand dollars. In your response, please provide an organization chart of the entities involved and the functional currencies of such entities. We may have further comment.

8. Please disclose the amount of transaction gains and losses for each of the periods presented in future filings.

Note 26. United States Generally Accepted Accounting Principles

VI. Joint Ventures, page 100

XII. Variable Interest Entities, page 101

9. Please explain to us how you reached the conclusion that you are
not the primary beneficiary of your two wholly-owned Mexican subsidiaries. Please be detailed in your response with respect to
the analysis you performed.   Supplement your response with the
Mexican power contract analysis and any financial models you performed.
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		```````````````````````````````````````````````Please
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief

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Mr. Ian Bourne
July 5, 2005
Page 4